

September 4, 2014

Morrison C. Warren, Esq.
Chapman and Cutler LLP
11 W. Monroe St.
Chicago, Illinois 60603-4080

      Re: Incapital Unit Trust, Series 56 ("Incapital")
          File Nos. 333-197847; 811-22581

Dear Mr. Warren:

On August 5, 2014, Incapital filed a registration statement on Form S-6 under the Securities Act of 1933 (the "Securities Act") for the registration of units representing the ownership of interests in Incapital. Incapital proposes to offer one underlying unit investment trust, the Morningstar Wide Moat Portfolio, 4Q 2014 (the "Trust"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Principal Investment Strategy (p. 2)

1. The second paragraph states "*[t]he security selection process begins by identifying common stocks that have a Morningstar Economic Moat Rating and a Morningstar Rating by Morningstar, Inc.*" Clarify that a stock must have both Morningstar ratings to be included in the initial universe.

2. On page 3, correct the typo "*moates*".

Principal Risks (p. 4)

3. The third sentence of the principal risk entitled "*[e]ach portfolio component will be subject to various business and market risks*" states that the securities "*are subject to United States equity market risk.*" Since the Trust intends to invest in foreign securities as well as United States securities, delete "United States" from this sentence.

4. The principal risk section includes risk factors relating to investments in (a) depositary receipts, (b) MLPs, and (c) REITs; however such investments are not described in the

principal investment strategy section. If these investments are principal strategies, describe such investments in the principal investment strategy section accordingly. We also note that the following excerpts from the risk factors relating to depositary receipts, MLPs and REITs are not risk disclosure and should, if appropriate, be moved to the principal strategy section.

    a. *"Depositary receipts are usually in the form of American Depositary Receipts ("ADRs") or Global Depositary Receipts ("GDRs"). ADRs are U.S. dollar-denominated receipts representing shares of foreign-based corporations. ADRs are issued by U.S. banks or trust companies, and entitle the holder to all dividends and capital gains that are paid out on the underlying foreign shares. GDRs are similar to ADRs, but are shares of foreign-based corporations generally issued by international banks in one or more markets around the world."*

    b. *"MLPs are limited partnerships or limited liability companies that are taxed as partnerships and whose interests (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. Currently, most MLPs operate in the energy, natural resources or real estate sectors.*

    c. *"A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings."*

5.   If investing in MLPs is a principal investment strategy, disclose any limits on such investments. Also disclose the risk that investing in MLPs could cause the Trust to lose its status as a regulated investment company under the Internal Revenue Code of 1986, as amended, and disclose the impact of such an event on the Trust and its investors.

Fee Table (p. 9)

6.   Footnote 3 to the fee table states that, with respect to investors who purchase units in the secondary market, *"[t]he initial sales fee, which you will pay at the time of purchase, is equal to the difference between 2.95% of the public offering price and the maximum remaining deferred sales fee."* However, footnote 2 to the fee table and page B-3 under the heading *"Initial Sales Fee"* both state that the initial sales fee is equal to *"the difference between the maximum sales fee and the sum of the maximum remaining deferred sales fee and the creation and development fee."* Clarify whether the creation and development fee will be taken into account in calculating the initial sales fee for investors who purchase shares in the secondary market.

7.   Footnote 4 to the fee table states the *"[t]he actual creation and development fee is $0.05 per unit…"* Clarify that the creation and development fee is a fixed amount per

unit and does not vary with the public offering price. Disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

Distributions (p. 11)

8. The second full paragraph states that "*[y]ou may change an election by contacting your financial professional or the trustee of the Trust*." Disclose the name of the trustee of the Trust here for investor convenience.

Prospectus Part B

Buying Units (B-1)

9. Consider reversing the two paragraphs under the heading "*Transactional Sales Fee*" in order to clarify to the reader that the transactional sales fee is variable and will not equal 2.45% for every investor.

10. Similarly, under the heading "*Initial Sales Fee*," consider moving the first sentence to the end of the paragraph in order to show that 1% is only an example of what an investor might pay as an initial sales fee and that if the public offering price is not $10, then the investor's initial sales fee will be a different percentage.

11. Under the heading "*Initial Sales Fee*," the second to last sentence states that the creation and development fee is "*initially $0.195 per unit*." This is inconsistent with the fee table in the Prospectus which states that the creation and development fee is $0.05 per unit. In addition, clarify whether investors who purchase units on the secondary market will pay a creation and development fee.

12. In the table under the heading "*Large Purchases*," the two columns are labelled "*Sales Charge*" and "*Sales Charge Reductions*." For clarity, use terminology that is consistent with the rest of the Prospectus, i.e., "Maximum Sales Fee" and "Maximum Sales Fee Reductions."

13. Under the heading "*Exchange or Rollover Option*," explain what is meant by "*a reduction of 1% of the maximum public offering price, which will include a deferred sales fee*." Clarify how the maximum sales fee and the initial sales fee will be calculated in the case of a 1% reduction of the maximum public offering price.

14. The disclosure under the heading "*Employees*" states that "*Incapital does not charge the portion of the sales fee that it would normally pay to your financial professional*" and that "*[y]ou pay only the portion of the fee that the Sponsor retains*." Disclose how an employee can determine what portion of the sales fee would normally be paid to his or her financial professional and what portion of the fee the Sponsor retains.

15. The following two sentences appear under the heading "*Dividend Reinvestment Plan*." "*Incapital does not charge any transactional sales fee when you reinvest distributions from your Trust into additional units of the Trust. Because the deferred sales fee is a fixed dollar amount per unit, your Trust must charge the deferred sales fee per until regardless of this discount*." As disclosed on page B-3, the transactional sales fee includes both the initial sales fee and the deferred sales fee. Since the Trust must charge the deferred sales fee, and that deferred sales fee is part of transactional sales fee, explain how the statement that "*Incapital does not charge any transactional sales fee*" is accurate.

Investment Risks (B-13)

16. The "*Market Risk*" section includes the phrase "*you should remember that Incapital does not manage your portfolio*." Revise "your portfolio" to "the portfolio."

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Morrison C. Warren, Esq.
Chapman and Cutler LLP
Page 5

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6910.

Sincerely,

/s/ Stephanie D. Hui

Stephanie D. Hui